EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated April 2, 2007, on the balance sheet of Blackhawk Biofuels, LLC (a development stage company) as of December 31, 2006, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2006, the period ended December 31, 2005 and the period from inception (April 28, 2005) to December 31, 2006 in the Prospectus Supplement of Blackhawk Biofuels, LLC dated on or about November 21, 2007 and to the reference to our Firm under the caption “Experts” in said Prospectus Supplement.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota

November 21, 2007